SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No.__________)*

Hypertension Diagnostics, Inc.
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(Name of Issuer)

Common Stock, $.01 par value
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(Title of Class of Securities)

44914V 10 4
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(CUSIP Number)

December 31, 2008
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            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

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*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The  information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No.  44914V 10 4                                                      13G                     Page 2 of 5 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

Marten Hoekstra
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                                    (a)  [_]
                                                                                                                                    (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

USA
________________________________________________________________________________
  NUMBER OF             5.   SOLE VOTING POWER

   SHARES                          6,124,027
                                     _________________________________________________________________
 BENEFICIALLY        6.   SHARED VOTING POWER

  OWNED BY                                0
                                     _________________________________________________________________
    EACH                     7.   SOLE DISPOSITIVE POWER

  REPORTING                  6,124,027
                                   _________________________________________________________________
   PERSON                8.   SHARED DISPOSITIVE POWER

    WITH                                       0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 6,124,027 SHARES (see explanation in Item 4)
________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                                                                                                     [ ]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 12.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 44914V 10 4                13G                     Page 3 of 5 Pages
________________________________________________________________________________
Item 1(a).  Name of Issuer:

Hypertension Diagnostics, Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

2915 Waters Road, Suite 108, Eagan, MN   55121
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Marten Hoekstra
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if none, Residence:

c/o UBS Financial Services, Inc., 1200 Harbor Boulevard, 5th Floor,
Weehawken, NJ   07086
________________________________________________________________________________
Item 2(c).  Citizenship:

Mr. Hoekstra is a citizen of the United States.
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, $.01 par value
________________________________________________________________________________
Item 2(e).  CUSIP Number:

44914V 10 4
________________________________________________________________________________
Item 3.     If This Statement  is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [_] Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ' 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  __________________.

CUSIP No.                      44914V 10 4                13G                     Page 4 of 5 Pages

Item 4.  Ownership.

     Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

6,124,027 SHARES (consisting of 4,159,707 shares of common stock; 1,119,538 shares issuable upon exercise of warrants to purchase common stock; and warrants to purchase 70,398.5 shares of preferred stock, which is convertible into 844,782 shares of common stock at the rate of 12 for one)
          ______________________________________________________________________
     (b) Percent of class:

12.1%

Based upon 40,795,820 shares of Common Stock outstanding and 758,475 shares of convertible preferred stock outstanding (convertible at the rate of 12 for one) on November 13, 2008, as reported by the Issuer in its most recently filed 10-Q.
          ______________________________________________________________________
     (c)  Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote: 6,124,027
                                                                                       -----------------------
            (ii)  Shared power to vote or to direct the vote:  0
                                                                                       -----------------------

           (iii) Sole power to dispose or to direct the disposition of: 6,124,027
                                                                                                              ------------------

   (iv)  Shared power to dispose or to direct the disposition of:  0
                                       ------------------

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

N/A
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
N/A
________________________________________________________________________________
Item 7.  Identification and  Classification of the Subsidiary Which Acquired the
         Security  Being  Reported on by the Parent  Holding  Company or Control
         Person.

N/A
________________________________________________________________________________
 Item 8.  Identification  and  Classification  of Members of the Group.
N/A
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

N/A
________________________________________________________________________________
Item 10.  Certifications.

(a) Not applicable

                (b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	/s/ Marten Hoekstra
      Marten Hoekstra